EXHIBIT A
COVER LETTER TO THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL
Magnetar Spectrum Fund
1603 Orrinston Ave
13th Floor
Evanston, IL 60201
IF YOU DO NOT WANT TO SELL YOUR COMMON SHARES AT THIS TIME, PLEASE DISREGARD THIS
NOTICE. THIS IS SOLELY A NOTIFICATION OF THE FUND’S TENDER OFFER.
February 24, 2009
Dear Magnetar Spectrum Fund Shareholder:
          We are writing to inform you of important dates relating to a tender offer by Magnetar Spectrum Fund (the “Fund”). If you are not interested in tendering all of your common shares in the Fund (“Share” or “Shares,” as the context requires) at this time, please disregard this notice and take no action.
          The tender offer period will begin on February 24, 2009 and will end at 12:00 midnight, Eastern time, on March 24, 2009. The purpose of the tender offer is to provide liquidity to members that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.
          Should you wish to tender all of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than March 24, 2009. If you do not wish to tender all of your Shares, simply disregard this notice.
          Please note that the Board of Trustees of the Fund has approved the liquidation, dissolution and termination of the Fund. The Fund anticipates that it will liquidate, dissolve and terminate shortly after the completion of the Fund’s tender offer. Shareholders who do not tender their Shares will receive a liquidating distribution at the time of the Fund’s liquidation. The Fund will distribute assets in-kind to remaining Shareholders in such a liquidating distribution pro rata, to the extent permitted by applicable law. Also, the Fund has been advised by its investment adviser that a significant Shareholder in the Fund, which is an affiliate of the investment adviser, will not tender its Shares.
          The investment adviser and the Board of Trustees of the Fund urge you to consider participation in this tender offer. The investment adviser and the Board of Trustees recommend that investors participate in the tender offer if they would like to liquidate their investment in the Fund at the present time, receive full payment in cash in connection with the tender offer and do not want to receive a distribution in-kind in a liquidating distribution to Shareholder who do not tender their Shares. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO TENDER YOUR SHARES AT THIS TIME.
          All tenders of Shares must be received by the Fund’s Administrator, PNC Global Investment Services Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by March 24, 2009.
          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or the Administrator at (866) 211-4521
Sincerely,
Magnetar Spectrum Fund